FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 15, 2006	Lewis N. Rose President and Chief Executive Officer

2

CRYPTOLOGIC®

Around The World

BEJEWELED

MILLIONAIRES
CLUB

10 YEARS OF E-GAMING EXCELLENCE

Q2 2006

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of very few companies with government-approved gaming software that has passed the world's highest regulatory tests for online gaming similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base. In addition to a broad product portfolio of Internet-based casino games, multi-player bingo and player-to-player poker, WagerLogic offers integrated e-cash management and customer care services in multiple currencies and multiple languages for a total online gaming solution.

CryptoLogic's common shares trade on the Toronto Stock Exchange (symbol: CRY), the NASDAQ National Market (symbol: CRYP) and the Main Market on the London Stock Exchange (symbol: CRP).

All dollar amounts in this report are expressed in United States dollars, unless otherwise indicated.

Statements in this report which are not historical are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance of technological changes, dependence on licensees and key licensees, increased competition and other risks detailed in the Company's filings with securities regulatory authorities. When used herein, the words "may", "would," "could," "will," "intend," "plan," "anticipate," "believe," "seek," "propose," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those projected in the forward-looking statements as intended, planned, anticipated, believed, estimated or expected. CryptoLogic does not intend, and does not assume any obligation, to update these forward-looking statements.

Dear Fellow Shareholders:

In Q2 2006, CryptoLogic went head-to-head with the FIFA World Cup and warm weather—and won. Our Q2 revenue and earnings were ahead of expectations and surpassed our record results in Q1 2006, which is typically the stronger quarter.

Our better-than-expected performance was attributable to strong organic growth in online poker software fees and a particularly strong quarter in online casino software fees, driven by the release of innovative new casino games and CryptoLogic’s expanded high-margin slot portfolio. Players have embraced our new games and industry commentators agree that we have ‘taken the online slot experience to the next level.’ CryptoLogic’s player-centric, product diversification and innovation strategy is paying off.

Financial Highlights (in millions of US dollars, except per share data)	Three months ended June 30,			Six months ended June 30,

	2006	2005	% Change	2006	2005	% Change

Revenue	$ 30.4	$ 19.9	52%	$ 57.3	$ 40.2	43%
Earnings	$ 8.2	$ 4.7	73%	$ 15.9	$ 9.6	66%
Earnings per diluted share	$ 0.59	$ 0.33	79%	$ 1.15	$ 0.67	72%
EBITDA(1)	$ 9.4	$ 5.6	69%	$ 18.1	$ 11.4	59%
Casino revenue	$ 17.9	$ 11.7	53%	$ 32.9	$ 24.9	32%
Poker revenue	$ 9.3	$ 6.6	41%	$ 18.9	$ 12.1	56%

Other highlights included:

•	Product diversification and innovation. Internet casino license fees represented 59% of revenue, while Internet poker fees contributed 31%. Compared to Q1 2006, total revenue grew 12%, Internet casino fees grew 19% and Internet poker fees dipped 4%. During Q2 2006, the company launched 11 innovative new casino games, including additional Marvel Super Hero-themed slots and the first-ever online version of Texas Hold’em Bonus Poker. As expected, Internet poker results were affected by competition for players’ attention from the World Cup.

•	Geographic diversification. More than 65% of licensees’ revenue continued to be generated from overseas markets. The UK and continental Europe together accounted for over 60% of total Q2 2006 revenue.

•	Customer diversification. After the quarter-end, WagerLogic signed an agreement to launch the first-ever online Playboy-branded Internet poker destination. Visitors to the new site will tap into a shared poker room with more than 9,000 simultaneous players from all licensees’ sites.

•	Dividend. On August 1, CryptoLogic’s Board of Directors declared its next quarterly cash dividend of US$0.12 per share, payable on September 15, 2006 to shareholders of record on September 8, 2006.

Record Financial Performance
Total Revenue.   CryptoLogic increased its revenue by 52% to a record $30.4 million (Q2 2005: $19.9 million), well ahead of the company’s estimate of $26.4 to $26.7 million, and 12% higher than in Q1 2006—typically a stronger quarter. The performance was attributable to solid organic growth in Internet poker fees and stronger than anticipated growth in Internet casino fees.

2006 CryptoLogic Inc. Second Quarter Report	1

EBITDA(1).   EBITDA(1) for the quarter grew 69% to a record $9.4 million (Q2 2005: $5.6 million). EBITDA(1) margin grew in the quarter to 31% of revenue (Q2 2005: 28%).

Earnings and Earnings per Diluted Share.   At a record $8.2 million, CryptoLogic’s Q2 2006 earnings grew 73% (Q2 2005: $4.7 million). Earnings per diluted share rose 79% to $0.59 (Q2 2005: $0.33), ahead of the company’s guidance of $0.48 to $0.49 due to better-than-expected revenue and the inherent leverage in CryptoLogic’s business model as revenue rises.

Balance Sheet and Cash Flow.   CryptoLogic’s financial strength continued to be reflected in its strong balance sheet and operating cash flow. At June 30, 2006, total cash grew to $126.9 million (comprising cash and cash equivalents, short term investments, and security deposits), or $9.23 per diluted share (December 31, 2005: $99.1 million, or $7.05 per diluted share). The company continues to be debt-free. CryptoLogic’s working capital at June 30, 2006 rose to $91.7 million, or $6.66 per diluted share (December 31, 2005: $73.6 million, or $5.23 per diluted share). Cash flow from operating activities was $18.3 million in Q2 2006 (Q2 2005: $6.6 million).

Half-year Results
Revenue for the first half of 2006 increased 43% to $57.3 million (Q2 2005 YTD: $40.2 million). EBITDA(1) for the first six months in 2006 rose by 59% to $18.1 million (Q2 2005 YTD: $11.4 million). EBITDA(1) margin for the first six months in 2006 grew to 32% of revenue (Q2 2005 YTD: 28%). Earnings for the first half of 2006 improved by 66% to $15.9 million, or $1.15 per diluted share (Q2 2005 YTD: $9.6 million, or $0.67 per diluted share). Cash flow from operating activities was $29.7 million in the six months ended June 30, 2006 (Q2 2005 YTD: $9.2 million).

Product Diversification and Innovation
CryptoLogic grew its Internet casino software licensing revenue by 53% to $17.9 million in the quarter, and by 32% to $32.9 million for the six months ending June 30, 2006 (Q2 2005: $11.7 million; Q2 2005 YTD: $24.9 million). The Q2 2006 result was significantly ahead of expectations and 19% higher than in Q1 2006. Internet casino remains CryptoLogic’s largest revenue contributor at 59% of Q2 2006 revenue and 57% of year-to-date revenue.

Internet casino fees in the quarter were ahead of the company’s expectations principally because of the popularity of its expanding, high-margin online slot portfolio. The company released 11 new games in the quarter, including successful slot titles such as Sweet Thing, an updated version of Rags to Riches, and the new Marvel Super Hero-themed games based on Thor and Silver Surfer. The industry’s first-ever online version of the popular land-based casino game, Texas Hold’Em Bonus Poker, was also a stand-out. Other games, such as Bejeweled and Millionaires ClubTM, also continued to be popular. At $3.7 million, CryptoLogic’s Millionaires ClubTM jackpot continues to set online records.

CryptoLogic increased its Internet poker software licensing revenue by 41% to $9.3 million in Q2 2006, and by 56% to $18.9 million for the first six months of the year (Q2 2005: $6.6 million; Q2 2005 YTD: $12.1 million). The increase in Q2 2006 resulted from organic growth among its poker licensees. Poker fees were 4% lower than in Q1 2006. As expected, the reduced player activity was due to competition for players’ attention from the FIFA World Cup (June 9 to July 9). Poker fees represented 31% of total Q2 2006 revenue and 33% of year-to-date revenue.

Geographic Diversification
CryptoLogic’s record results reflect the company’s global strategy to diversify across jurisdictions known for their strongest growth opportunities. Revenue generated from international players continued to exceed 65% of licensees’ revenue. The UK and other European markets remained strong contributors, together accounting for more than 60% of overall revenue in the quarter.

2006 CryptoLogic Inc. Second Quarter Report	2

CryptoLogic focuses on geographic markets that embrace online gaming. The company develops software for the Internet casino and Internet poker markets. CryptoLogic does not offer its software and services to the sports betting market. None of its customers accept sports bets from the United States. CryptoLogic has long advocated regulation for the protection of players and the integrity of the industry. This is why the company has earned government approval in those jurisdictions with the strictest regulation for online gaming, and has focused on blue-chip international customers operating in licensed jurisdictions.

Customer Diversification
Subsequent to the quarter end, CryptoLogic announced an exclusive three-year licensing contract to power the first-ever online poker site for the iconic Playboy brand. The agreement also includes all customer support services, e-cash management and marketing support. As announced in May 2006, CryptoLogic already has an exclusive arrangement covering Playboy’s Internet casino property.

Outlook
For Q3 2006, CryptoLogic forecasts revenue of $26.5-$27.0 million and earnings of $6.6-$7.0 million, or $0.48-$0.51 per diluted share. These estimates reflect the fact that Q3 is typically the softest quarter for Internet gaming, as players spend less time online during summer months. Also, licensees’ poker room activity may decline between July 28 and August 10 when serious players are focused on the main event of the game’s premier land-based tournament, the World Series of Poker.

Respectfully,

Lewis Rose
President and CEO
August 3, 2006

2006 CryptoLogic Inc. Second Quarter Report	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Inc. and our subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three and six months ended June 30, 2006, and the audited consolidated financial statements and the MD&A for the year ended December 31, 2005 as set out in our 2005 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2005 year-end MD&A. This MD&A is dated August 3, 2006. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW
CryptoLogic is a world-leading publicly-traded online gaming software developer and supplier serving the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management, marketing support and customer support services for our Internet gaming software to an internationally-recognized blue-chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

OVERVIEW OF RESULTS
In the second quarter of 2006, CryptoLogic delivered record revenue, EBITDA(1), earnings, and earnings per share performance. The results were achieved through organic growth in both of the Company’s primary software markets, Internet casino and Internet poker.

Revenue rose 52% in Q2 2006 to a record $30.4 million (Q2 2005: $19.9 million). Q2 2006 EBITDA(1) increased by 69% to $9.4 million (Q2 2005: $5.6 million). EBITDA(1) margin grew to 31% of revenue in Q2 2006 (Q2 2005: 28%). Earnings in the quarter rose 73% to $8.2 million, or $0.59 per diluted share (Q2 2005: $4.7 million, or $0.33 per diluted share).

CryptoLogic’s balance sheet at June 30, 2006 continued to be strong. Cash, cash equivalents, security deposits and short term investments rose to $126.9 million at quarter-end (December 31, 2005: $99.1 million). The Company had no debt at quarter-end, or year-end 2005. Working capital at June 30, 2006 grew to $91.7 million (December 31, 2005: $73.6 million).

Revenue for the first half of 2006 increased 43% to $57.3 million (Q2 2005 YTD: $40.2 million). EBITDA(1) for the first six months in 2006 rose by 59% to $18.1 million (Q2 2005 YTD: $11.4 million). EBITDA(1) margin for the first six months in 2006 grew to 32% of revenue (Q2 2005 YTD: 28%). Earnings for the first half of 2006 improved by 66% to $15.9 million, or $1.15 per diluted share (Q2 2005 YTD: $9.6 million, or $0.67 per diluted share).

On August 1, CryptoLogic’s Board of Directors declared its next quarterly cash dividend of US$0.12 per share, payable on September 15, 2006 to shareholders of record on September 8, 2006.

2006 CryptoLogic Inc. Second Quarter Report	4

RESULTS OF OPERATIONS

Revenue
In Q2 2006, CryptoLogic grew its revenue 52% to a record $30.4 million (Q2 2005: $19.9 million) despite the fact that Q2 is typically a slower quarter for Internet gaming (see Revenue trends in this MD&A) and that the attention of poker players was diverted by the FIFA World Cup, which ran from June 9 through July 9. Revenue in the quarter was better than expected due to strong organic growth at licensees’ properties, particularly in online casino. Revenue for the first half of 2006 increased 43% to $57.3 million (Q2 2005 YTD: $40.2 million).

Internet Casino
Q2 2006 Internet casino fees were better than expected and grew 53% to $17.9 million (Q2 2005: $11.7 million). Although Q2 is typically a slower quarter, Q2 2006 Internet casino fees were 19% higher than in Q1 2006 (Q1 2006: $15.0 million). Casino fees accounted for 59% of total Q2 2006 revenue. For the year to date, Internet casino software revenue grew 32% to $32.9 million and represented 57% of total revenue (Q2 2005 YTD: $24.9 million; 62% of total revenue).

Casino software and support services fee revenue is calculated as a percentage of a licensee’s level of activity in its online casino site. Such revenue is affected by the number of active players on licensees’ sites and their related gaming activity. In turn, these results are influenced by a variety of factors, including the effectiveness of our licensees’ marketing programs, the entertainment value of CryptoLogic-developed casino games, and the frequency and success of new offerings.

In order to help licensees offer a fresh and dynamic entertainment experience that attracts and retains players, CryptoLogic typically releases new casino game packs twice each year—in Q2 to help offset seasonality in the warmer months and in Q4 to fuel typically strong demand in the colder months. The significant improvement in both Q2 2006 and year-to-date casino licensing revenue over the comparable periods of 2005 was attributable to organic growth at our licensees’ sites, driven largely by the success of the innovative new, high-margin games launched this quarter and previously.

The release in Q2 2006 of 11 new casino games contributed significantly to licensing revenues in the quarter. Exciting, high-margin slot game titles, like an updated version of Rags to Riches, Sweet Thing and the new Marvel Super Hero-themed games based on Thor and Silver Surfer, performed well. The industry’s first-ever online version of the popular land-based casino game, Texas Hold’Em Bonus Poker, was also a stand-out. Also, Bejeweled and Millionaires ClubTM continued to draw significant wagering at our licensees’ sites. At $3.7 million, the Millionaires ClubTM jackpot continues to be the highest jackpot in online gaming history.

Based on the enduring popularity of our games, CryptoLogic expects to be able to partially offset typical Internet casino seasonality in Q3, when players tend to spend less time indoors gaming (see Revenue trends in this MD&A).

Internet Poker
Q2 2006 Internet poker fees grew 41% to $9.3 million (Q2 2005: $6.6 million) and were down 4% from Q1 2006 (Q1 2006: $9.6 million). As expected, the Internet poker business was affected in Q2 2006 by competition for players’ attention from the FIFA World Cup (June 9 to July 9), as online poker players and sporting fans share similar demographics. Poker fees represented 31% of Q2 2006 revenue. For the year to date, Internet poker software revenue grew 56% to $18.9 million and represented 33% of total revenue (Q2 2005 YTD: $12.1 million; 30 % of total revenue).

2006 CryptoLogic Inc. Second Quarter Report	5

Through WagerLogic, CryptoLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity” — rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis. Based on published reports and Company estimates, we believe that our licensees’ central poker room is one of the top five rooms online, by revenue.

The growth in poker software licensing revenue in both Q2 2006 and the year to date over comparable periods of 2005 was attributable to organic growth at our poker licensees’ sites. Over that time, the maximum number of simultaneous players in the shared poker room has grown by more than 35% and we have added a number of features, including faster ring and tournament games, that have increased the revenue-earning potential of the room for licensees and ourselves.

CryptoLogic expects that room activity may be tempered in Q3 2006 as players are distracted in July and August by the premier land-based poker tournament, the World Series of Poker (see Revenue trends in this MD&A).

Other sources of revenue
We also earn revenue from licensing our online bingo software and certain other sources, including fees for software customization, advertising and marketing support. Bingo licensing revenue continued to account for less than 1% of revenue as a result of CryptoLogic’s ongoing focus on our core software businesses, Internet casino and Internet poker.

Other revenue in Q2 2006 was $3.1 million, or 10% of total revenue (Q2 2005: $1.5 million, or 8% of revenue). For the year-to-date, revenue from other sources was $5.3 million, or 9% of total revenue (Q2 2005 YTD: $2.9 million, or 7% of revenue). The increases in both Q2 2006 and year-to-date results over the comparable periods of 2005 are primarily attributable to revenue from our exit agreement with Betfair, higher revenue from our marketing support services, and increased advertising revenue associated with our gaming information portal.

Geographic diversification
CryptoLogic continues to be well-diversified in key global markets that embrace online gaming. Licensees’ revenues from international players accounted for more than 65% of overall Q2 2006 and year-to-date revenues, as they did in Q2 2005 and Q2 2005 YTD. For all periods, the UK and Continental Europe together accounted for over 60% of revenues.

Revenue trends
We experience seasonality in our business. The first and fourth quarters of the year are typically our strongest, as players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed online casino market. Online poker activity can be affected by land-based poker tournaments and other sporting events, due to the similar demographics between poker players and sports fans.

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe, however, that continued disciplined execution of our business strategy will contribute to ongoing growth in the future (see Outlook in this MD&A).

2006 CryptoLogic Inc. Second Quarter Report	6

Operating Costs
Operating costs comprise software development and support costs that include all personnel and equity compensation costs for employee stock options and our Long Term Incentive Program, licensee support, customer service costs and compliance-related expenditures. Operating costs were $17.2 million in Q2 2006 (Q2 2005: $12.4 million) and $33.6 million in the six months ending June 30, 2006 (Q2 2005 YTD: $25.2 million). As a percentage of revenue, operating costs declined in Q2 2006 to 57% of revenue, (Q2 2005: 62% of revenue) and dropped to 59% of revenue for the year to date (Q2 2005 YTD: 63% of revenue).

Operating costs have increased in absolute terms over Q2 2005 and Q2 2005 YTD due to:

•	Higher software development costs, reflecting our growing game and back-office portfolio;
•	Higher e-cash transaction processing fees resulting from increased transaction volumes at our customers’ growing businesses; and
•	Higher performance-related compensation costs due to CryptoLogic’s better-than-expected financial performance in Q1 and Q2 2006.

Our operating costs have decreased as a percentage of revenue due to the operating leverage inherent in CryptoLogic’s business model as revenues rise. We will continue to manage normal course expenditures in proportion to revenue generation.

General and Administrative Costs
General and administrative (G&A) expenses were $3.6 million for the quarter, or 12% of revenue (Q2 2005: $1.8 million, or 9% of revenue). For the year-to-date, G&A expenses were $5.5 million, or 10% of revenue (Q2 2005 YTD: $3.5 million, or 9% of revenue).

Increased G&A costs, in absolute terms, reflected higher consulting fees in connection with our Sarbanes Oxley (SOX) compliance initiatives, and higher professional fees due to regulatory and strategic activities, including the exploration of acquisition opportunities, and new customer contracts.

We expect G&A expenses to remain at similar levels in Q3 2006, as we continue to position ourselves for changes in the global regulatory environment.

Finance Costs
Finance costs include bank charges and fees for bank drafts. During Q2 2006, these costs stayed level at $0.1 million for the quarter and $0.2 million for the year to date (Q2 2005: $0.1 million; Q2 2005 YTD: $0.2 million).

EBITDA(1)
EBITDA(1) grew by 69% to $9.4 million (Q2 2005: $5.6 million) in the quarter. EBITDA(1) margin increased to 31% of revenue in Q2 2006 (Q2 2005: 28%). For the year-to-date, EBITDA(1) was up 59% to $18.1 million (Q2 2005 YTD: $11.4 million). Year-to-date EBITDA(1) margin grew to 32% of revenue (Q2 2005 YTD: 28%). Improved EBITDA(1) and EBITDA(1) margins over all comparable periods reflected strong revenue growth and the inherent leverage in CryptoLogic’s business model at higher levels of revenue. EBITDA(1) and EBITDA(1) margin are expected to remain strong as we grow and continue to manage normal course expenditures in proportion to revenue generation.

(1)	Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

2006 CryptoLogic Inc. Second Quarter Report	7

EBITDA is reconciled to earnings as follows:

	For the three months ended June 30,		For the six months ended June 30,

(In thousands of US dollars)	2006	2005	2006	2005

Earnings	$ 8,194	$ 4,739	$ 15,856	$ 9,578
Income taxes	1,822	819	3,068	1,614
Interest income	(1,758)	(874)	(3,201)	(1,511)
Amortization	1,168	897	2,363	1,699

EBITDA	$ 9,426	$ 5,581	$ 18,086	$ 11,380

Amortization
Amortization expense was $1.2 million during the quarter and $2.4 million for the six months ended June 30, 2006 (Q2 2005: $0.9 million; Q2 2005 YTD: $1.7 million). The increases reflected higher investments made in computer equipment, leasehold improvements, software and licenses to support our growing organization.

Interest Income
Interest income, comprising interest earned on the Company’s cash and short term investment balances, was $1.8 million in Q2 2006 and $3.2 million for the six months ended June 30, 2006 (Q2 2005: $0.9 million; Q2 2005 YTD: $1.5 million). The increases were a result of higher cash and short term investment positions and better interest yield.

Provision for Income Taxes
Income taxes for the quarter were $1.8 million and $3.1 million for the first six months of 2006 (Q2 2005: $0.8 million; Q2 2005 YTD: $1.6 million), including amounts for future income tax of $1.1 million in the quarter and $0.8 million for the year to date (Q2 2005: $(0.1) million; Q2 2005 YTD: $(0.3) million). The increase in future income taxes resulted from differences between tax and accounting recognition with respect to certain of the Company’s expenses.

Earnings
Earnings in Q2 2006 rose 73% to $8.2 million, and grew 79% per diluted share to $0.59 (Q2 2005: $4.7 million, or $0.33 per diluted share). For the six months ended June 30, 2006, earnings grew 66% to $15.9 million, and grew 72% per diluted share to $1.15 (Q2 2005 YTD: $9.6 million, or $0.67 per diluted share). The improved results reflected the strong growth in revenue and the leverage inherent in CryptoLogic’s business model at higher levels of revenue. Earnings are expected to remain strong as we grow and continue to manage normal course expenditures in proportion to revenue generation.

Summary of Quarterly Results

	Fiscal		Fiscal				Fiscal
	2006		2005				2004

(In thousands of US dollars, except per share data)	Q2 06	Q1 06	Q4 05	Q3 05	Q2 05	Q1 05	Q4 04	Q3 04

Revenue	$30,351	$26,997	$25,061	$21,049	$19,923	$20,274	$17,949	$ 15,616

Casino revenue	17,894	15,028	15,520	12,622	11,661	13,195	12,889

Poker revenue	9,279	9,641	7,912	6,985	6,583	5,533	4,127

Interest income	1,758	1,443	1,149	967	874	637	426

Earnings	8,194	7,662	5,825	5,127	4,739	4,839	3,794	2,856

Earnings per share
Basic	0.60	0.57	0.44	0.37	0.34	0.36	0.29	0.22
Diluted	0.59	0.56	0.43	0.36	0.33	0.34	0.27	0.21

Basic weighted average number of shares
(000's)	13,586	13,415	13,363	13,681	13,736	13,573	13,185

Diluted weighted average number of shares	13,851	13,687	13,665	14,063	14,361	14,184	13,871
(000's)

2006 CryptoLogic Inc. Second Quarter Report	8

Typically, the first and fourth quarters (during the winter and fall seasons) are CryptoLogic’s strongest periods. Revenue in the middle two quarters of the year can slow down as Internet usage moderates in the warmer months, when players spend more time outdoors.

LIQUIDITY AND CAPITAL RESOURCES
In the quarter, CryptoLogic improved its strong financial position. As at June 30, 2006, the Company had no debt, and a total cash position of $126.9 million (comprising cash and cash equivalents, security deposits, and short term investments), or $9.23 per diluted share (December 31, 2005: $99.1 million, or $7.05 per diluted share). CryptoLogic’s working capital at June 30, 2006 rose to $91.7 million, or $6.66 per diluted share (December 31, 2005: $73.6 million, or $5.23 per diluted share).

Cash flow from operating activities grew 176% to $18.3 million in Q2 2006 and grew 223% to $29.7 million for the first half of the year (Q2 2005: $6.6 million; Q2 2005 YTD: $9.2 million). The increase in these cash flows in the first two quarters of 2006 compared to 2005 was principally due to higher earnings (see Earnings in this MD&A) and increased accrued liabilities, due to:

•	Higher jackpot provisions, which reflect the growing jackpot prizes for our progressive slot games, most notably Millionaires ClubTM, which now offers a record online jackpot of $3.7 million; and
•	Higher provisions for performance-related compensation costs due to CryptoLogic’s better-than-expected financial performance in Q1 and Q2 2006.

At $1.7 million, our capital expenditures were lower than expected in Q2 2006 due to changes in project timing and certain purchases made under more favourable terms than expected. For the year, we now expect that capital expenditures will trend towards the lower end of our earlier estimate: approximately 10% of revenue.

CryptoLogic currently has approximately 13.6 million common shares and approximately 937,000 stock options outstanding.

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES AND OFF-BALANCE SHEET ARRANGEMENTS
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2005 as contained in our 2005 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from the Company’s MD&A for the year ended December 31, 2005 as contained in our 2005 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

OUTLOOK
While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. CryptoLogic’s disciplined execution of a strategy of customer, product and geographic diversification, game innovation and regulatory leadership has contributed to increasing revenue, earnings and cash generation. We remain committed to this player-centric, focused approach to drive both the organic growth of a core group of high quality international brand-name customers in Internet casino and Internet poker, and allow for the addition of carefully chosen new, blue-chip licensees.

2006 CryptoLogic Inc. Second Quarter Report	9

In Internet casino, players have grown more sophisticated through a broad choice of gaming platforms, such that the market is demanding increasingly entertaining and innovative games. Accordingly, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty. Based on the ongoing popularity of our games, particularly recent releases, we expect our offerings to continue to be solid business drivers for our casino licensees, and CryptoLogic. Our next release of casino games is scheduled for Q4 2006.

Internet poker growth has been very strong—expanding at exponential rates in the past few years. We expect this growth to naturally moderate. Competition in online poker has grown more intense and the importance of enhancing online poker room liquidity will increase as this trend continues. Accordingly, we will continue to enhance our poker solution to build on the liquidity in our licensees’ central poker room, including the wide choice of games, stake levels and tournaments, around the clock. During 2006, we will continue to add new games and features, further expand our tournament offerings, and enhance the look and feel of the game environment.

Subsequent to the quarter end, we announced an exclusive three-year licensing deal to power the first-ever poker site featuring Playboy, one of the world’s most recognizable entertainment brands. In May 2006, we announced a similar arrangement with respect to Playboy’s Internet casino business. The sites should be operational by Q1 2007. The Playboy opportunities meet all of CryptoLogic’s strict criteria for partnership—a well-known entertainment brand, an audience with a propensity for online gaming, and the resources and commitment to market the site. We expect that the addition of the Playboy brand to our licensee base will complement our ongoing organic growth, be consistent with our strategy of geographic diversification and contribute positively to our financial results.

As announced in August 2005, Betfair, a poker software licensee, is expected to leave the central poker room before January 2007. We are awaiting notice of their ultimate departure date. WagerLogic is receiving fees from Betfair such that CryptoLogic’s annual results for 2006 are not expected to be adversely affected. While Betfair’s exit could affect the revenue of the central poker room in 2007, the organic growth of our Internet poker and Internet casino customers and the addition of new customers in these markets, such as the Playboy brand, are expected to be offsetting factors.

Marvel and all related character names and the distinctive likeness thereof: TM and © 2006 Marvel Characters, Inc. All rights reserved. www.marvel.com

2006 CryptoLogic Inc. Second Quarter Report	10

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at June 30, 2006 (unaudited)	As at December 31, 2005

ASSETS
Current assets:
Cash and cash equivalents	$ 57,445	$ 94,420
Security deposits	1,500	1,500
Short term investments	67,968	3,214
Accounts receivable and other	7,531	8,629
Prepaid expenses	7,785	4,615

	142,229	112,378

User funds on deposit	29,970	25,953
Capital assets	13,833	14,214
Intangible assets	61	77
Goodwill	1,776	1,776

	$187,869	$154,398

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 47,207	$ 37,495
Income taxes payable	3,362	1,314

	50,569	38,809

User funds held on deposit	29,970	25,953
Future income taxes	3,187	2,411

	83,726	67,173

Shareholders' equity:
Share capital	28,410	25,171
Stock options	2,563	2,163
Retained earnings	73,170	59,891

	104,143	87,225

	$187,869	$154,398

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,

	2006	2005	2006	2005

Retained earnings, beginning of period	$ 66,607	$ 54,748	$ 59,891	$ 50,593
Earnings	8,194	4,739	15,856	9,578
Dividends paid	(1,631)	(687)	(2,577)	(1,371)

Retained earnings, end of period	$ 73,170	$ 58,800	$ 73,170	$ 58,800

2006 CryptoLogic Inc. Second Quarter Report	11

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,

	2006	2005	2006	2005

Revenue	$30,351	$ 19,923	$57,348	$ 40,197

Expenses
Operating costs	17,195	12,399	33,550	25,153
General and administrative	3,610	1,844	5,483	3,475
Finance	120	99	229	189
Amortization	1,168	897	2,363	1,699

	22,093	15,239	41,625	30,516

Earnings before undernoted	8,258	4,684	15,723	9,681
Interest income	1,758	874	3,201	1,511

Earnings before income taxes	10,016	5,558	18,924	11,192

Income taxes:
Current	687	906	2,293	1,864
Future	1,135	(87)	775	(250)

	1,822	819	3,068	1,614

Earnings	$ 8,194	$ 4,739	$15,856	$ 9,578

Earnings per common share
Basic	$ 0.60	$ 0.34	$ 1.17	$ 0.70
Diluted	$ 0.59	$ 0.33	$ 1.15	$ 0.67
Weighted average number of shares (`000s)
Basic	13,586	13,736	13,501	13,655
Diluted	13,851	14,361	13,756	14,247

2006 CryptoLogic Inc. Second Quarter Report	12

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,

	2006	2005	2006	2005

Cash flows from (used in):
Operating activities:
Earnings	$ 8,194	$ 4,739	$ 15,856	$ 9,578
Adjustments to reconcile earnings to cash
provided by (used in) operating activities:
Amortization	1,168	897	2,363	1,699
Future income taxes	1,135	(87)	775	(250)
Stock options	510	420	1,037	845
Changes in operating assets and liabilities:
Accounts receivable and other	813	1,383	1,098	(418)
Prepaid expenses	8	(4,091)	(3,170)	(5,429)
Accounts payable and accrued liabilities	5,921	2,527	9,712	1,460
Income taxes payable	504	832	2,048	1,723

	18,253	6,620	29,719	9,208

Financing activities:
Issue of capital stock	458	553	2,603	4,434
Dividends paid	(1,631)	(687)	(2,577)	(1,371)

	(1,173)	(134)	26	3,063

Investing activities:
Purchase of capital assets	(1,744)	(3,616)	(1,966)	(5,208)
Purchase of intangible assets	—	—	—	(2)
Short term investments	(54,968)	11,899	(64,754)	33,782

	(56,712)	8,283	(66,720)	28,572

Increase in cash and cash equivalents	(39,632)	14,769	(36,975)	40,843
Cash and cash equivalents, beginning of period	97,077	69,256	94,420	43,182

Cash and cash equivalents, end of period	$ 57,445	$ 84,025	$ 57,445	$ 84,025

Supplemental cash flow information:
Non cash portion of options exercised	$ 165	$ 150	$ 636	$ 588

2006 CryptoLogic Inc. Second Quarter Report	13

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at June 30, 2006
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements do not contain all disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2005, as set out in the 2005 Annual Report.

1.    Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2005 and 2006 was made using the Black-Scholes option pricing model under the following weighted assumptions.

	2006	2005
Dividend yield	2.00%	0.75%
Risk-free rate	4.25%	3.25%
Expected volatility	55.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options of $510 in Q2 2006 (Q2 2005: $420), $1,037 in Q2 2006 YTD (Q2 2005 YTD: $845) is included in operating costs with a corresponding addition to Stock Options in Shareholders’ Equity. The Stock Options account is reduced as options are exercised with an entry to Share Capital. The amount recorded for exercises from the Stock Options account was $165 in Q2 2006 (Q2 2005: $150), $636 in Q2 2006 YTD (Q2 2005 YTD: $588). Consideration paid by employees on the exercise of stock options is recorded as Share Capital.

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per common share would have been changed to the following pro forma amounts:

	Three months ended June 30,				Six months ended June 30,

	2006		2005		2006		2005

	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma

Earnings	$ 8,194	$ 8,060	$ 4,739	$ 4,608	$ 15,856	$ 15,591	$ 9,578	$ 9,266
Earnings per share:
Basic	$ 0.60	$ 0.59	$ 0.34	$ 0.33	$ 1.17	$ 1.15	$ 0.70	$ 0.68
Diluted	$ 0.59	$ 0.58	$ 0.33	$ 0.32	$ 1.15	$ 1.13	$ 0.67	$ 0.65

2006 CryptoLogic Inc. Second Quarter Report	14

2.    Share Capital

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total

	Issued	Stated Value	Issued	Stated Value	Stated Value

Balance, December 31, 2004	13,311	$ 20,108	30	$ 272	$ 20,380
Share repurchase	(510)	(952)	—	—	(952)
Exercise of stock options	498	5,317	—	—	5,317
Exercise of warrants	23	630	(23)	(204)	426
Expiry of warrants	—	68	(7)	(68)	—

Balance, December 31, 2005	13,322	$ 25,171	—	$ -	$ 25,171

Balance, December 31, 2005	13,322	$ 25,171	—	$ -	$ 25,171
Exercise of stock options	267	3,239	—	—	3,239

Balance, June 30, 2006	13,589	$ 28,410	—	$ -	$ 28,410

3.    Normal Course Issuer Bid

In September 2005, the Board of Directors approved the renewal of the share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,340,000 of the Company’s outstanding common shares for the period commencing September 28, 2005 and ending September 27, 2006. Under the plan, the Company had repurchased and cancelled 239,200 common shares in Q4 2005 for a total cost including transaction fees of $3,976. For the six months ended June 30, 2006, the Company did not repurchase any shares under this plan.

4.    Guarantee

The Company has guaranteed minimum payments for certain intellectual property rights over multiple-year periods, for the amount of $3,115.

5.    Seasonality

Typically, the first and fourth quarters are CryptoLogic’s strongest periods. Revenue in the middle two quarters may decrease as Internet usage moderates in the warmer months of the year.

2006 CryptoLogic Inc. Second Quarter Report	15

CRYPTOLOGIC INC.
CORPORATE DIRECTORY

DIRECTORS
Robert H. Stikeman, *Chairman*
Randall Abramson
Stephen H. Freedhoff
Edward L. Greenspan
Lewis N. Rose
Nigel T. Simon

LEGAL COUNSEL
Stikeman, Graham, Keeley & Spiegel LLP
Toronto, Canada

AUDITORS
KPMG LLP Chartered Accountants
Toronto, Canada

BANKER
Bank of Montreal
Toronto, Canada

COMMON SHARES LISTED
TSX Symbol: CRY
NASDAQ Symbol: CRYP
LSE Symbol: CRP

TRANSFER AGENTS
Equity Transfer Services Inc.
Toronto, Canada
416-361-0930

Continental Stock
Transfer & Trust Company
New York, USA
212-509-4000

OFFICERS
Lewis N. Rose, *President and CEO*
Stephen B. Taylor, *Chief Financial Officer*
Michael Starzynski, *Chief Technology Officer*
Andrew Goetsch, *Vice President, Poker Software Development*
Marilyn Shabot, *Vice President, Human Resources*

INVESTOR RELATIONS
Nancy Chan-Palmateer, *Director, Communications*
Telephone: 416-545-1455
Facsimile: 416-545-1454
E-mail: investor.relations@cryptologic.com

CORPORATE GOVERNANCE
A comprehensive discussion of CryptoLogic's corporate governance information is provided in the Company's Management Information Circular, available on the SEDAR website at www.sedar.com, or by request.

HEAD OFFICE
CryptoLogic Inc.
55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada M4V 2Y7

WEB SITE
www.cryptologic.com

2006 CryptoLogic Inc. Second Quarter Report 16

Form 52-109
Certification of Interim Filings

I, Lewis Rose, President and Chief Executive Officer of CryptoLogic Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Inc. (the “Issuer”) for the interim period ending June 30, 2006.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, designed such disclosure controls and procedures, caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:   August 3, 2006

/s/  Lewis N. Rose
________________________________
LEWIS N. ROSE
PRESIDENT AND CHIEF EXECUTIVE OFFICER
CRYPTOLOGIC INC.

Form 52-109
Certification of Interim Filings

I, Stephen B. Taylor, Chief Financial Officer of CryptoLogic Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Inc. (the “Issuer”) for the interim period ending June 30, 2006.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, designed such disclosure controls and procedures, caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:   August 3, 2006

/s/ Stephen B. Taylor
____________________________
STEPHEN B. TAYLOR
CHIEF FINANCIAL OFFICER
CRYPTOLOGIC INC.